Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

*** *** ***

The following presentation was presented to AlgoRx Pharmaceuticals, Inc. employees on September 26, 2005.

Corgentech and AlgoRx Announce Merger Agreement

Presentation to AlgoRx Employees

September 26, 2005

FORWARD LOOKING STATEMENTS

This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include, without limitation, forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the biotechnology industry; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

FORWARD LOOKING STATEMENTS (2)

Additional Information and Where to Find It

Corgentech Inc. intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.

3

CREATING LATE-STAGE COMPANY

Multiple late-stage product development programs focused on significant clinical problems

Pain management

Inflammatory diseases

Brings together development and commercial expertise in critical areas

Marketing, commercialization, regulatory affairs and clinical trials management

Financial strength and flexibility

All discovery & development programs 100% owned

4

AGENDA

About Corgentech

Product Pipeline of Combined Company

Terms and Timelines

Communications

Summary

5

CORGENTECH

Public biotechnology company founded in 1999

~70 employees all based in South San Francisco

Developing transcription factor decoys for inflammatory diseases and cancer and aptamers for antibiotic resistance

Two Phase 1/2 trials under way for NF-kB Decoy for eczema

Experience in marketing, commercialization, regulatory affairs and clinical trials management

Phase 3 trial failures of E2F decoy for coronary artery bypass grafts in December and March

Prompted us to look for other late-stage product opportunities Financial strength and flexibility

Over $95 million in cash at the end of the second quarter

All discovery & development programs 100% owned

ACCOMPLISHMENTS

Research

NF-kB Decoy lead compound in 6 months

Demonstrated efficacy in multiple preclinical models of arthritis, asthma, IBD and eczema

Developed internally topical formulation equivalent to best of Dow

All IND-enabling preclinical studies for NF-kB Decoy for eczema accomplished internally in 10 months Development

Peripheral Phase 3 trial of 1400 patients at 80 sites enrolled in 18 months

CABG Phase 3 trial of 2400 patients at 100 sites enrolled in 12 months

Both databases queried, cleaned and locked on time

ACCOMPLISHMENTS

Regulatory

First drug with Fast Track status in CardioRenal Division

In Phase 3 CABG trial, persuaded FDA to accept 2,400 patient trial w/graft failure surrogate endpoint and one year f/u in lieu of FDA proposal of 13,000 patient trial w/mortality clinical endpoint lasting several years

When first Phase 3 trial failed, persuaded FDA to accept single trial (second Phase 3) as basis for approval

Experienced with electronic submissions

510(k) for device filed

Filed preclinical module and FDA had NO comments

CMC module was 98% complete and would have been filed in two weeks – BMS review stated it to be high quality

Third party manufacturers were mostly ready for FDA plant inspection

Corgentech timeline for filing modules was six months shorter than proposed by BMS and met

ACCOMPLISHMENTS

Manufacturing

Managed drug supply, and device design and supply

Drug and device at commercial scale in mid-Phase 3

All validation batches were completed in 2004

Execution of long term supply agreements pending clinical data

Commercial

Separate ICD-9 code in May 2004 – “impossible before clinical data”

Pricing conversations with CMS supported $5,000-8,000 reimbursement, public statements were $2,500-3,500

Reimbursement code available at launch, not one or more years later Marketing team built

Pre-launch and launch plans complete pending clinical data

Key Sales management identified

Sales territories mapped and prepared to initiate rep recruitment

Human Resources

HR team experienced with corporate integrations

ACCOMPLISHMENTS

BMS Deal

$45 MM upfront

50/50 US profit split

$570 MM milestone payments

12-20% ex-US royalties

65/35 expense split until commercialization

Third best Phase 3 deal at time

CGTK retained control and drove process to

CGTK timeline, not longer BMS timeline

ACCOMPLISHMENTS

Finance

Private

Four up rounds of private financing

A: $2.5 million with Spirit/Trinity Fund

B: $13 million with Alta, InterWest, JP Morgan

C: $80 million with Bear Stearns, HBM Ventures

D: $20 million with BMS

IPO

S-1 filed in 23 days, not typical 6 weeks

CFSB, Lehman, CIBC, Piper Jaffray

Offering was 11x oversubscribed raising $110 MM

Priced at top of unchanged range

Upsized round from 5 to 6 million shares plus over allotment

Broad analyst coverage

DIVERSE TEAM

AGENDA

About Corgentech

Product Pipeline of Combined Company

Terms and Timelines

Communications

Summary

PRODUCT PIPELINE

PRECLINICAL PHASE 1 PHASE 2 PHASE 3

ALGRX 3268

Pre-procedural analgesia

ALGRX 4975

Post-surgical pain

Morton’s neuroma

Tendonitis

NF-kB Decoy

Atopic dermatitis (eczema)

ALGRX 1207

Cutaneous neuropathic pain

ALGRX 3268-

TOPICAL LOCAL ANESTHESIA

Indication

Reduction of pain associated with needlesticks for venipunctures and intravenous line placements

Phase 3 trial underway

Clinical data expected in second half of 2005

Key desirable product attributes

Sterile, pre-filled, needle-free disposable delivery system (Powderject®)

Rapid onset of action

Within 1 minute with duration of about 10 minutes

No vasoconstriction

No dressings

Phase 1 and Phase 2 clinical trials involved > 1,100 adults & children

ALGRX 3268

Reduction in Pain from Venipuncture after Administration

EMLA

Package Insert for EMLA

ALGRX 3268

10

0

VAS, mm -10

-20

-30

10

0

VAS, mm -10

-20

-30

3 60

Time after administration, minutes

1 3 5

Time after administration, minutes

ALGRX 3268 has an onset within one minute, whereas EMLA is labeled for a pretreatment period of at least one hour

ALGRX 3268 DEVELOPMENT

Protocol Age Group Phase Total Patients Primary Endpoint Status Primary Endpoint

Antecubital Fossa Adults 1 272 Safety and Efficacy Achieved Primary Endpoint

Back of Hand Adults 1 183 Safety and Efficacy Evaluate Circulating Achieved Primary Endpoint

Pharmacokinetics Adults 1 38 Lidocaine Achieved Primary Endpoint

Antecubital Fossa Children 2 195 Safety and Efficacy Achieved Primary Endpoint

Back of Hand Children 2 145 Safety and Efficacy Achieved Primary Endpoint

Back of Hand Children 2 306 Safety and Efficacy Achieved

Antecubital Fossa and Back of Hand Children 3 500 Safety and Efficacy Enrollment Completed

Antecubital Fossa and Back of Hand Children 3 500 2139 Safety and Efficacy Enrollment Completed

ALGRX 4975 – VR1 ANESTHETIC

Capsaicin Overview

Administered locally at the site of pain

Single administration may provide analgesia for weeks to months

Non-opioid based

Only reduces long-term noxious pain associated with C-neurons

Does not affect other nerve fibers important for motor skills

Activates the VR1 channel; expressed by pain receptor C-fibers

Blocks noxious pain with long duration

ALGRX 4975 DEVELOPMENT

Protocol Phase Total Patients Primary Endpoint Status

Postsurgical Pain

Bunion Removal Surgery 2 40 Time to Rescue Medication Primary Endpoint Achieved

Bunion Removal Surgery 2 182 Magnitude of Pain Relief Primary Endpoint Achieved

Hernia Repair 2 48 Magnitude and Duration of Pain Relief Ongoing

Total Knee Replacement 2 60 Dosing Study Ongoing

Neuropathic Pain

Morton’s Neuroma 2 60 Magnitude and Duration of Pain Relief Ongoing

Musculoskeletal Pain

End-Stage Osteoarthritis 1 16 Safety Primary Endpoint Achieved

End-Stage Osteoarthritis 2 12 Magnitude and Duration of Pain Relief Primary Endpoint Achieved

Osteoarthritis of the Knee 2 52 Magnitude and Duration of Pain Relief Primary Endpoint Missed

Tendonitis 2 40 Magnitude and Duration of Pain Relief Achieved 30 Day Endpoint; On-going

COMMON, CHRONIC PROBLEM

Eczema (Atopic Dermatitis)

Red, cracked, and unbearably itchy skin caused by excess inflammation in the skin

Makes the person more susceptible to infection

90% of people with AD have staph bacteria on their skin compared to <5% of people without AD

Affects about 15 million people in the United States

Affects about 10-20% of infants

Very common in all parts of the world

SKIN IS A GREAT TARGET

Local Therapy

Limited Systemic Exposure

Systemic exposure (based on plasma levels of NF-kB Decoy) was undetectable in 4 week dermal study in minipigs (using CGTK’s PCR based assay, sensitivity = 1.2 ng/ml)

Epidermis

Dermis

EFFICIENT DELIVERY TO PIG SKIN

NF-kB Decoy is Efficiently Delivered to Skin* Using “Non-Exotic” Formulation

No Drug

NF-kB Decoy

Red Nuclear Stain + Green-Tagged Decoy = Yellow-green Nuclei

*Pig skin generally accepted as the best model for human skin

GOOD DELIVERY OF NF-kB DECOY TO HUMAN DERMIS

Drug penetration using novel Dow Pharma formulations were compared to CGTK formulations in human skin

Single application of 0.5% NF-kB Decoy (radiolabeled)

0 . 8 0

0 . 7 0

0 . 6 0

0 . 5 0

0 . 4 0

% Dose Applied 0 . 3 0

0 . 2 0

0 . 1 0

0 . 0 0

Dow Formulations

CGTK

Dermis

NF-kB DECOY TREATMENT BLOCKS INFLAMMATORY GENES

RT- PCR Analysis of Gene Expression Following 2 weeks of Daily Decoy Treatment in Dust-mite Antigen Treatment Model

100

80

60

% Reduction 40

20

0

NF-kB Decoy Betamethasone

TNFa IL-1ß IL-4 IL-6 IFN-g CCR3

RAPID ONSET AND LACK OF REBOUND WITH NF-kB DECOY

Ear Swelling (Microns)

80

70

60

50

40

30

20

0 7 14 21 28 35 42 49

Start Daily Treatment

Placebo

Betamethasone

NF-kB Decoy

Stop Treatment

Days

NO THINNING OF THE SKIN

Skin thickness measured following 3 days of treatment (2x per day)


Ear Thickness (microns)
28
27
26
25
24
23
22
21
20
Normal Skin
Beta-methasone
NF-κB Decoy



Betamethasone



NF-κB Decoy

Betamethasone treatment:

- Skin thinning
- Downregulation of key skin structural genes including
  - MMP-9
  - Collagen I and III
  - Tenascin C
  - Elastin

NF-kB Treatment

- No thinning of skin
- No downregulation of key structural genes
- Maintenance of skin integrity

26

DECREASED NUMBER AND SIZE OF PAPILLOMAS

Tested chronic treatment with NF-kB Decoy in presence of DMBA/TPA (tumor promoter)

DMBA + ACETONE

DMBA + TPA

DMBA + TPA + Tacrolimus

DMBA + TPA + NF-kBD

Papilloma

DRUG COMPARISON

Topical Agents NF- kB Decoy Steroids Calcineurin Inhibitors

Efficacy +++ +++ ++

Dosing Once a day or less Once/twice a day Short-term Twice a day Short-term/intermittent long-term

Skin-thinning None Limits use None

Onset of action +++ +++ ++

Systemic exposure Limited May cause significant side effects Black box warning for cancer risk

Rebound None Frequent Occasional

PHASE 1/2’s: PROOF OF CONCEPT

Adults with mild-moderate eczema 200 cm2 affected area (treated area will be moderate) Randomized, double blind Endpoints

Safety, tolerability and PK

Multiple endpoints to assess preliminary efficacy

Physician and patient assessments of target area (signs and symptoms)

PHASE 1/2’s:

PROOF OF CONCEPT (2)

US Trial

75 patients 9 sites Four cohorts (BID)

0.25% 20 patients

0.50% 20 patients

1.00% 20 patients

Placebo 15 patients

Parallel dosing

21 days of treatment and 28 days of follow-up 57 enrolled patients

Ex-US Trial

120 patients

9 sites (Switzerland and 8 in Australia) Three cohorts

1.0% daily 40 patients

1.0% 2x day 40 patients

Placebo 40 patients

Parallel dosing

28 days of treatment and 14 days of follow-up 20 enrolled patients

ALGRX 1207

IND-enabling studies underway

New chemical class of local anesthetic for topical analgesia

Deep, rapid penetration of the skin and long duration of action Addresses a wide variety of procedures including:

Neuropathic pain Dermatological surgery Surgical incisions

ALGRX 1207

New local anesthetic allowing rapid and complete topical anesthesia without exotic delivery

Percent complete anesthesia

100

80

60

40

20

0

-120 -110 -100 -90

Time, minutes

Percent complete anesthesia

100

80

60

40

20

0

-120 -60 0 60 120 180 240 300 360 420

Time, minutes

Lidocaine

ALGRX 1207

Unique non-clinical results in relevant models

PREVALANCE OF PAIN IN SEVEN MAJOR COUNTRIES

PATIENT NUMBERS (in thousands)

Prevalence of post-operative pain 75,068

Prevalence of back pain 208,996

Prevalence of HIV and AIDS pain 847

Prevalence of diabetic neuropathy pain 13,243

Prevalence of osteoarthritic pain 46,610

Above indications are all targets of Corgentech pipeline

Source: Datamonitor

3268: TOPICAL LOCAL

ANESTHESIA MARKET DYNAMICS

Strong focus of pain management including treatment protocols and guidelines Increase in dedicated pediatric hospitals and specialized pediatric departments in larger general hospitals Continuing pressure on cost reduction and patient through-put in hospitals Reimbursement for TLAs a significant challenge for office-based procedures Fundamental market need for easy to use, fast onset TLA

Current market dynamics provide an excellent opportunity for a fast acting, easy to use TLA product like ALGRX 3268

3268: NEEDLESTICK/VENIPUNCTURE MARKETPLACE IN THE U.S.

42M Pediatric in-hospital 315M Adult in-hospital 40M Hemodialysis visits 54K Pediatric physician offices 11K Outpatient care centers1 1.3K Blood donation centers1 At home self-administration market

1. 2001 US census

3268: TLAs IN PEDIATRIC HOSPITAL SETTINGS

Relevant Pediatric Procedures

Spinal Tap/ LPs 12%

Chemotherapy 1%

Surgery/ IV Insertions 12%

IV Insertions 27%

Blood Draws 48%

18 million procedures*

Treated Relevant Procedures

Spinal Tap/ LPs 11%

Chemotherapy 3%

Surgery/ IV Insertions 19%

IV Insertions 35%

Blood Draws 32%

2.1 million procedures**

*	procedures in children 1-12 yrs. in hospitals with 200+ beds or children’s hospitals

**treated procedures in patients 1-12 yrs. in hospitals with 700+ beds or children’s hospitals (ARK consulting).

Treatment rates based on marketing research conducted by Colburn & Associates 2004

3268: CURRENT CLINICAL PRACTICE OF TLAs IN HOSPITAL SETTING

Many hospitals offer TLA agents as an option to reduce needlestick pain

Existence of established protocols for TLA use is mixed Nurses rather than physicians usually decision maker

Some ERs apply TLAs, however use is often impractical due to delayed onset of action TLAs are most commonly offered to pediatric patients ages 3-10

Parents and sometimes children over 10 occasionally request TLA to reduce needlestick pain Patient and parent anxiety levels are key factors driving the use of TLAs Previously treated children frequently request TLA

3268: PHASED MARKETING APPROACH

Physcian Offices, Labs, Blood donation centers

Hemodialysis Centers In-hospital Pediatric 18M

4975: POST-OPERATIVE PAIN MARKET

US post-operative pain market: $1.7 billion Virtually all patients experience some level of pain post operatively

50% indicate lack of adequate pain control

Patients’ post-surgical pain experiences between 1993 and 1999 have not improved Europe also under treats post-operative pain

Pain in hospital associated with increased length of stay, longer recovery times, poorer patient outcomes

4975: POTENTIAL TARGETS—HIGH VOLUME SURGICAL PROCEDURES

Procedure Volume

Caesarean Section 1,163,893

Hysterectomy (all) 1,042,715

Episiotomy 417,699

Arthroplasty (knee) 399,139

Hip Replacement, 343,554

total/partial

CABG 316,471

Colorectal resection 280,969

CURRENT POST-OP PAIN MEDICATIONS VS. ALGRX 4975

Epidurals

Use declining significantly due to contra-indication in combination use with anticoagulants

Opioids

Nausea, vomiting, respiratory depression and constipation Sedation may limit the ability of the patient to ambulate and prolong time to discharge

Decreased bowel function can lead to an ileus which causes morbidity and prolongs hospitalization

Concern about addiction leads to insufficient pain relief which has physiologic consequences

Non-narcotics

Unacceptable anesthesia for moderate to severe pain

ALGRX 4975

Unlikely to be contra-indicated for use in conjunction with anticoagulants Site-specific with limited systemic exposure and unlikely to cause nausea, vomiting, respiratory depression or sedation No addiction potential Long-acting with single administration and ideal for moderate to severe pain

NF-kB DECOY: ECZEMA MARKET

Eczema market is comprised of mild, moderate and severe patient segments within the pediatric and adult patient populations

Patient Population Segmented by Mild, Moderate and Severe (US, EU, Japan)

Severe 10%

5.2M

15.6M

31.1M

Moderate 30%

Mild 60%

Sources:

1. International Consensus Conference on Atopic Dermatitis II: clinical update and current treatment strategies, BJD, 2003; 148 (Suppl. 63): 3-10

2. Prevalence of Atopic Dermatitis in Japanese Adults, Muto T, Hsieh SD et al., BJD, 2003 Jan; 148(1): 117-21

NF-kB DECOY: RETAIL Rx SALES (U.S.)

Total Dollars (millions)

$900

$800

$700

$600

$500

$400

$300

$200

$100

$0

1999 2000 2001 2002 2003 2004

Corticosteroids Protopic Elidel

Source: IMS Health, 2004

1207: TARGET MARKET

Deep, rapid penetration of the skin Long duration of action Addresses neuropathic pain market Non-exotic delivery

Lidoderm® (Endo Pharmaceuticals) Postherpetic Neuralgia Indication

($ in millions)

$45

2001

(IMS)

$107

2002

(IMS)

$215

2003

(IMS)

$300

2004E

(Endo)

$400

2005E

(Endo)

AGENDA

About Corgentech Product Pipeline of Combined Company Terms and Timelines Communications Summary

TERMS OF MERGER AGREEMENT

Both Secaucus and South San Francisco facilities to remain open

Headquarters: South San Francisco

Combined management team will work to integrate the companies and to identify synergies, redundancies and needs across the combined organization

Corgentech and AlgoRx currently employ ~95 people total Goal is to complete assessment over next three weeks

Board and Management

New Board of Directors composed of: Richard Brewer, Dr. Charles Cohen, Thomas Colligan, Carter Eckert, Dr. Rodney Ferguson, John McLaughlin, Dr. Arnold Oronsky and Dr. Michael Powell

A ninth board member to be identified and added soon after deal approval

Management

John McLaughlin as CEO

Dr. Ronald Burch as VP of Development Richard Powers as CFO

James Huang as President with primary responsibility for commercial and other operations, key liaison to AlgoRx

Stock Transaction

As of the date of closing of the merger agreement, Corgentech would issue sufficient shares such that AlgoRx shareholders would receive, in a tax-free exchange, 62% of the combined company and Corgentech shareholders would own 38% of the combined company

PROJECTED TIMETABLE

Sept 23

Execute merger agreement

Sept 26

Analyst call pre-market open from AlgoRx AlgoRx employee meeting in mid-morning Fly to SF

Corgentech employee meeting in mid-afternoon

October and thereafter

Investor and analyst meetings

Week of Oct 17

File S-4 with SEC

PROJECTED TIMETABLE (2)

Week of Nov 14

First round of SEC comments File first amendment to S-4

Week of Nov 21*

Second round of SEC comments File second amendment

Week of Dec 5*

Record date

Week of Jan 2, 06*

Shareholder special meetings

*	These dates assume that the SEC seeks additional review of our filings.

This additional review may or may not occur. The timetable could be as much as three weeks earlier if the SEC does not have comments on the submission.

AGENDA

About Corgentech Product Pipeline of Combined Company Terms and Timelines Communications Summary

COMMUNICATIONS

Identify key individual contacts in Secaucus, Sunnyvale and SSF to assure clear communication, answer questions, etc. during transition period Project teams

Good venue to share information, discuss issues, solve problems, allocate resources Minutes within 36 hours – good means to update, share decisions, advise on timeline Regularly scheduled video-conferences for teams and subteams Encourage ad hoc meetings to brainstorm solutions Important with four project teams, filing NDA, etc.

AGENDA

About Corgentech Product Pipeline of Combined Company Terms and Timelines Communications Summary

STRONG COMBINED COMPANY

Increased development resources (personnel and financial) assure timely execution of multiple clinical trials

Additional regulatory, manufacturing and quality resources assure timely FDA submissions, increased likelihood of successful plant inspections needed for FDA approval and negotiation of long term contracts for uninterrupted product supply Commercial resources assure proper positioning, sales roll out and reimbursement for maximizing sales Multiple technological approaches offer risk diversification in product portfolio Business development resources allow enhanced shareholder return through strategic product partnering Substantial financial resources